Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 TEL. 202.373.6000 FAX: 202.373.6001 www.morganlewis.com

W. John McGuire
Partner
+1.202.373.6799
wjmcguire@morganlewis.com

VIA EDGAR

August 5, 2015

Derek Newman Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:    Rydex ETF Trust; File Nos. 333-101625 and 811-21261

Dear Mr. Newman:

This letter responds to comments provided with respect to Post-Effective Amendment No. 32 (the “Registration Statement”), which was filed on May 22, 2015 for the purpose of introducing and registering shares of the Guggenheim S&P 500® Equal Weight Real Estate ETF (the “Fund”), a new series of Rydex ETF Trust (the “Registrant”). For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as specified in the Registration Statement.

Prospectus Comments:

1.	Comment. On the cover page, please consider adding language that states that Fund Shares are not individually redeemable but trade on the NYSE Arca, Inc. in individual share lots.

Response. We respectfully decline to add the suggested language to the cover page.

2.	Comment. Please confirm whether the Fund will incur Acquired Fund Fees and Expenses. If so, please disclose the amount in the Fund’s fees and expenses table.

Response. The Registrant expects the Fund will not incur Acquired Fund Fees and Expenses in excess of 0.01%. Therefore, we have not revised the Fund’s fees and expenses table to reflect Acquired Fund Fees and Expenses.

3.	Comment. Please confirm that the Fund operating expenses paid by the Advisor are enumerated in the Fund’s investment advisory agreement.

Response. The Advisory Agreement states that “the Advisor agrees to pay all expenses incurred by the Trust, except” those expenses listed in the Registration Statement.

4.	Comment. Please revise the Fund’s “Principal Investment Strategies” to clarify the term “equal weighted.”

Response. We respectfully decline to revise the Fund’s “Principal Investment Strategies” to clarify the term “equal weighted.” We believe the current disclosure included under “Principal Investment Strategies” and, additionally, under “More Information About the Trust and the Fund” in the Item 9 disclosure of the Prospectus, sufficiently explains the methodology behind “equal weighting.” In addition, information regarding the Underlying Index, including a description of “equal weighting” is included under “More Information About the Underlying Index” in the Fund’s Statement of Additional Information.

5.
Comment. Please revise the Fund’s “Principal Investment Strategies” to disclose the number of component securities included in the Underlying Index. In addition, please confirm whether or not there is a minimum number of component securities that will be included in the Underlying Index at all times. If there is a required minimum number of component securities that will be included in the Underlying Index at all times, please disclose the minimum.

Response. As of July 20, 2015, the Underlying Index includes 25 component securities. The Registrant has confirmed that there is no set minimum of component securities that will be included in the Underlying Index on an ongoing basis. The Underlying Index will include all component securities included in the S&P 500® Real Estate Index, all of which comprise the Real Estate sector of the S&P 500® Index. We have revised the disclosure to include the number of component securities currently included in the Underlying Index.

6.	Comment. Please revise the Fund’s “Principal Investment Strategies” to clarify the term “sufficient assets.”

Response. We have removed that term.

7.	Comment. Please confirm how often the Advisor will rebalance the Fund’s portfolio.

Response. The Fund’s “Principal Investment Strategies” state that the Advisor will rebalance the Fund’s portfolio at the same interval(s) utilized by the Underlying Index. Further, under “More Information About the Underlying Index” in the Fund’s Statement of Additional Information, we disclose that the Underlying Index rebalances quarterly, on the third Friday of the quarter ending-month. The Registrant has confirmed that the Advisor will rebalance the Fund’s portfolio at these same interval(s).

8.
Comment. In the Fund’s “Principal Investment Strategies” in the Fund Summary section, please confirm the percentage of Fund assets that will be invested in securities included in the Underlying Index and the percentage of Fund assets that may be invested in other assets, as specified in the Fund’s Principal Investment Strategies.

Response. In accordance with the Exemptive relief granted to the Registrant1 , the Fund will invest at least 80% of its total assets in securities included in the Underlying Index and may invest up to 20% of its assets in stocks that are not included in the Underlying Index, futures contracts, options on futures contracts, options, and swaps related to the Underlying Index, as well as cash and cash equivalents, and shares of investment funds, including money market funds. We have revised the disclosure accordingly.

9.	Comment. Please confirm that the Fund’s investments will not be used for leverage.

Response. The Registrant has confirmed that the Fund’s investments will not be used for leverage.

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1 Rydex ETF Trust, Rydex Distributors, Inc., and PADCO Advisors II, Inc. (Investment Company Act Release Nos. 27958 (August 28, 2007) (notice) and 27981 (September 25, 2007) (order)).

10.	Comment. Please confirm that the Fund will not have exposure to foreign or emerging markets to a principal extent.

Response. The Registrant has confirmed that the Fund will not be exposed to foreign or emerging markets to a principal extent.

11.	Comment. Please confirm that the Fund will not have exposure to or be concentrated in any particular geographic area to a principal extent.

Response. The Registrant has confirmed that the Fund is not currently exposed to or concentrated in any particular geographic region.

12.	Comment. Please confirm that the Fund will not have exposure to specific or particular groups of issuers (i.e., commercial real estate or multi-family real estate) to a principal extent.

Response.    The Registrant has confirmed that the Fund will not be exposed to or concentrated in any specific or particular issuer to a principal extent.

13.	Comment. Please confirm whether the Fund will invest in mortgage REITs and, if so, disclose any material risk related to such types of investment.

Response. The Registrant has confirmed that, based on the current constituents of the Underlying Index, the Fund will not invest in mortgage REITs to a principal extent.

14.
Comment. Under “More Information About the Trust and the Fund - Principal Investment Strategies,” in the Item 9 disclosure, please clarify the term “quantitative analysis techniques” to explain what the term means in plain English.

Response. We have deleted the reference.

15.
Comment. Under “Management of the Fund,” please confirm that the Advisor’s contractual obligation to pay certain of the Fund’s operating expenses, as described in the prospectus, are also enumerated in the Fund’s investment advisory agreement.

Response. The Advisory Agreement states that “the Advisor agrees to pay all expenses incurred by the Trust, except” those expenses listed in the Registration Statement.

Part C

16.	Comment. On the Signature Page, please add the required signatures for the Principal Financial Officer and Comptroller or Principal Accounting Officer as required by the Securities Act of 1933.

Response. Article III, Section 5 of the Registrant’s Amended and Restated By-Laws state that “The Treasurer shall be the principal financial officer and accounting officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Bonos’, as the elected Treasurer of the Registrant, is the Principal Financial Officer and Principal Accounting Officer of the Registrant.

* * *

The Registrant acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6799.

Sincerely,

/s/ W. John McGuire
W. John McGuire

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